UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Commission file number: 0-19848

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Fossil, Inc. Savings and Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fossil, Inc.

901 S. Central Expressway

Richardson, Texas 75080

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

Financial Statements as of December 31, 2011 and 2010 and for the

Year Ended December 31, 2011, Supplemental Schedule as of

December 31, 2011, and

Report of Independent Registered Public Accounting

Firm

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

NOTE: The accompanying financial statements have been prepared in part for the purpose of filing with the Department of Labor’s Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment Committee and Audit Committee

Fossil, Inc. Savings and Retirement Plan

Richardson, Texas

We have audited the accompanying statements of net assets available for benefits of the Fossil, Inc. Savings and Retirement Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic 2011 financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2011 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Dallas,	Texas
June	22, 2012

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS
Participant-Directed Investments, at Fair Value	$49,183,774	$44,767,180

Receivables: Notes Receivable from Participants	1,284,806	910,147
Employer Contributions	4	47,605
Employee Contributions	30	172,878
Receivable Due from Brokers	1,171	—

TOTAL RECEIVABLES	1,286,011	1,130,630
TOTAL ASSETS	50,469,785	45,897,810

LIABILITIES
Excess Contributions Refundable	157,831	36,299
Payable Due to Brokers	—	51

TOTAL LIABILITIES	157,831	36,350

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	50,311,954	45,861,460
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(359,717)	(268,252)

NET ASSETS AVAILABLE FOR BENEFITS	$49,952,237	$45,593,208

See notes to financial statements.

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2011

Net Assets Available for Benefits, Beginning of Year	$45,593,208
Investment Income (Loss):
Net Depreciation in Fair Value of Investments	(590,242)
Interest and Dividends	458,670

Net Investment Loss	(131,572)

Contributions:
Employer	1,493,410
Employee	5,179,957
Rollover	535,337

Total Contributions	7,208,704

Interest from Notes Receivable from Participants	54,502
Total Additions	7,131,634

Deductions:
Benefits Paid	(2,637,107)
Administrative Fees	(135,498)

Total Deductions	(2,772,605)

Net Increase in Net Assets Available for Benefits	4,359,029

Net Assets Available for Benefits, End of Year	$49,952,237

See notes to financial statements.

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010 AND FOR THE YEAR ENDED DECEMBER 31, 2011

1. DESCRIPTION OF THE PLAN

The following description of the Fossil, Inc. Savings and Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

Plan Organization, Amendments and General Provisions — The Plan is a defined contribution plan covering eligible employees of eligible U.S. Fossil, Inc. subsidiaries. The purpose of the Plan is to encourage employees to accumulate savings for their retirement. The Plan is sponsored and administered by Fossil, Inc. (the “Employer” or “Fossil”). The Plan’s trustee is Wells Fargo Bank, N.A. (the “Trustee”).

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility, Contributions and Vesting — The Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and permits elective contributions in accordance with Section 401(k) of the Code. Employees become eligible to make salary deferrals as of their date of employment. Effective October 1, 2006, newly hired employees are automatically enrolled in the Plan 90 days after their hire date, with 3% of gross pay deferred from their paychecks. Non-highly compensated employees are able to defer up to 100% of gross pay (less applicable taxes) into the Plan, subject to Code limitations of $16,500 for 2011 and 2010. Highly compensated employees’ contributions are capped at 5% for the 2011 and 2010 plan years. Participants who reach the age of 50 by the end of the Plan year are eligible to contribute another $5,500 for 2011and 2010. Under the terms of the Plan, certain types of compensation (i.e. tuition reimbursements, severance, certain special bonus, etc.) are excluded in determining “gross pay” for contribution purposes. The Plan document provides for limitations on salary deferral contributions in the event of a hardship withdrawal that is, in whole or in part, from the participant’s salary deferral account. Fossil makes a discretionary matching contribution and may make additional discretionary profit sharing contributions. Participants are eligible to receive matching contributions and/or share in profit sharing contributions after completing a year of eligible service. For 2011, matching contributions were at the rate of 50% of the first 3% of the participant’s salary that was deferred, and at the rate of 25% of the next 3% thereof. No discretionary profit sharing contributions were made for 2011.

Participants can elect to have their contributions invested in any of several investment options. The participants can change elections and can also reallocate existing funds between available investment options on a daily basis. Notwithstanding the foregoing, in accordance with and by application of applicable securities laws and the Fossil Insider Trading Policy, along with the corresponding Addendum to Insider Trading Policy for Executive Officers, Directors and Designated Employees, both dated August 31, 2005 (“Policy and Addendum”), executive officers subject to Section 16 of the Securities Exchange Act of 1934, as amended, and certain designated employees of Fossil and its subsidiaries (collectively, “Covered Persons”) who have access to material nonpublic information about Fossil will be required to obtain pre-clearance from the General Counsel of Fossil or other designated officers of Fossil before engaging in any transaction involving Fossil securities, and Covered Persons will not be cleared to trade in Fossil securities in accordance with the Policy and Addendum during certain quarterly blackout periods and during certain blackout periods that may arise from time to time out of the occurrence of material nonpublic events, subject to certain exceptions as explained further in the Policy and Addendum. Each Covered Person receives a copy of the Policy and Addendum and, thus, was notified and understood that he/she should not make any elections under the 401(k) Plan involving the Fossil stock fund or otherwise trade his/her shares of Fossil stock under the 401(k) Plan in violation of the Policy and Addendum.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Employer’s matching contribution, and allocations of the Employer’s discretionary contributions, participant forfeitures and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a variety of mutual funds, shares of Fossil, Inc. common stock, and two common collective trusts as investment options for participants.

Vesting — Vesting in salary deferral and rollover contributions is 100%. Vesting in matching contributions is 20% per year of vesting service. An employee is credited with a year of vesting service for each calendar year in which the participant completes at least 1,000 hours of service. Participants are fully vested after five years of service. For purposes of calculating hours of vesting and eligibility service, salaried employees are credited with 45 hours of service for each week during which they are employed by Fossil, and hourly employees are credited with their actual hours of service.

Participant Loans — Loans are available to all participants at the current prime lending rate of the Trustee, plus 1%, with required repayments through biweekly payroll deductions over no more than five years. In the event that loans are used to acquire the participant’s principal residence, the repayment period may be extended beyond five years. A participant may pay off any remaining loan balance at any time directly to the Trustee. Loan issuances must be at least $1,000 and are limited to the lesser of $50,000 or 50% of the participant’s vested account balance. Fossil exercises sole discretion over making loans to participants. Loan balances for active participants that have not had payments credited within 90 days are considered defaulted loans and are recorded as deemed distributions to the participant. Interest rates range from 4.25% to 9.25% and maturity dates range from 2012 to 2016.

Distribution of Benefits — Distributions of vested benefits may be made to a participant upon retirement, disability, death, or termination of employment. Prior to the age of 59 1/2, a participant, while still employed, may make a withdrawal from any of his/her vested accounts to the extent necessary to satisfy an immediate and substantial financial need, as defined in Section 401(k) of the Code, subject to certain conditions contained in the Plan document. Subsequent to age 59 1/2, the participant may withdraw all or any portion of his/her vested accounts at any time. Distributions of vested benefits under the Plan are paid to the participant in the form of a lump sum payment. Any withdrawals from the Plan will be subject to federal income tax and withholding (at a 20% rate). An additional 10% excise tax will be imposed on the withdrawn amount if the distribution is made before the participant attains age 59 1/2, except that the additional 10% tax is not imposed on distributions made by reason of death, disability, termination of employment after age 55, a qualified domestic order, and other reasons enumerated in the Code. Taxation (and withholding) may be postponed by making a direct transfer of the distributable amounts to an individual retirement account, to an annuity described in Section 403(b) of the Code, to a plan described in Section 457(b) of the Code maintained by certain governmental entities, or to another qualified plan, and taxation may be postponed to the extent the distribution is transferred to such recipient within 60 days.

Forfeited Accounts — At December 31, 2011 and 2010, forfeited nonvested accounts totaled $84,935 and $56,732, respectively. These accounts will be used to reduce future employer contributions or pay Plan administrative expenses. During the year ended December 31, 2011, forfeitures of non-vested employer matching contributions were used to pay Plan expenses of $25,299 for 2011.

Amendment or Termination — Fossil has reserved the right to amend, modify, or terminate the Plan at any time, subject to the Plan document and applicable laws and regulations. Fossil has no intentions of terminating the Plan and is not aware of any occurrences that could reasonably result in the termination of the Plan. In the event of Plan termination, participants will become 100% vested in their entire account balance.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments including common stock, mutual funds, and common collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company’s common stock is valued at the closing price reported on the NASDAQ Stock Market on the last business day of the Plan year. The Plan invests in units of two common collective trusts sponsored by the Trustee. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments, which include insurance investment contracts, money market funds, and debt and equity securities. The common collective trust fund with underlying investments in insurance investment contracts is valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Individual participants’ accounts invested in the common collective trust funds are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. The various funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The change in the difference between fair value and the cost of the investments, including realized gains and losses, is reflected in the statement of changes in net assets available for benefits as net appreciation in fair value of investments during the year. Interest and dividend income are recorded on an accrual basis. Participant loans are valued at the outstanding loan balance, which approximates fair value.

In accordance with GAAP, the stable value fund (Wells Fargo Stable Return Fund), which is a common collective trust, is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common trust funds, are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivables from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses — Administrative expenses of the Plan are paid by funds from forfeited accounts or by Fossil.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, at December 31, 2011 or 2010.

Excess Contributions Refundable — The Plan is required to return contributions received during the Plan year in excess of the Code limits.

Newly Adopted Accounting Standards and Updates — ASU No. 2011-04 In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, Fair Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). FASB intends the new guidance to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. The amended guidance changes certain fair value measurement principles and enhances the disclosure requirements, particularly for Level 3 assets and liabilities for which the Plan will be required to disclose quantitative information about the unobservable inputs used in fair value measurements. These changes became effective for the Plan beginning January 1, 2012. The adoption of ASU 2011-04 is not expected to have a material impact on the statement of net assets available for benefits and statement of changes in net assets available for benefits. Plan management has not determined the impact on the disclosures in the financial statements.

3. FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2011 and 2010.

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	2011 Total
Mutual Funds
Domestic Stock Funds	$10,386,154	$—	$—	$10,386,154
Bond Funds	—	2,950,411		2,950,411
International Stock Funds	4,232,134	—	—	4,232,134
Balanced Funds	8,195,162	—	—	8,195,162
Fossil, Inc. Common Stock	7,475,077	—	—	7,475,077
Common Collective Trust Funds:
Index Fund	—	1,889,548	—	1,889,548
Stable Return Fund	—	14,055,288	—	14,055,288

Total	$30,288,527	$18,895,247	$—	$49,183,774

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	2010 Total
Mutual Funds:
Domestic Stock Funds	$11,068,892	$—	$—	$11,068,892
Bond Funds	—	2,233,405		2,233,405
International Stock Funds	4,590,640	—	—	4,590,640
Balanced Funds	6,758,660	—	—	6,758,660
Fossil, Inc. Common Stock	7,097,688	—	—	7,097,688
Common Collective Trust Funds:
Index Fund	—	794,571	—	794,571
Stable Return Fund	—	12,223,324	—	12,223,324

Total	$29,515,880	$15,251,300	$—	$44,767,180

For the year ended December 31, 2011, there were no transfers in or out of Levels 1, 2 or 3.

In addition, all cash, if any, and liabilities of the Plan are held at fair value. The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4. INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2011 and 2010 are as follows:

	December 31, 2011	December 31, 2010
Wells Fargo Stable Return Fund	$14,055,288	$12,223,324
American Funds Growth	4,543,302	4,567,634
Invesco Van Kampen Equity & Income Fund	3,536,146	3,493,878
Fossil, Inc. Common Stock	7,475,077	7,097,688

During the year ended December 31, 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Year Ended December 31, 2011
Mutual Funds:
Domestic Stock Funds	$(598,199)
Bond Funds	35,589
International Stock Funds	(766,056)
Balanced Funds	(301,661)
Fossil, Inc. Common Stock	960,676
Common Collective Trust Funds:
Index Fund	(38,332)
Stable Return Fund	117,741

Net Appreciation in Fair Value of Investments	$(590,242)

5. STABLE VALUE FUND

The Wells Fargo Stable Return Fund (the “Fund”) is a common collective trust fund sponsored by Wells Fargo Bank. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant net asset value (“NAV”). Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund, when paid. It is the policy of the Fund to use its best efforts to preserve principal and achieve competitive returns by selecting investments not expected to experience price fluctuation in most economic environments, although there is no guarantee that the Fund will achieve these objectives.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Limitations on the Ability of the Fund to Transact at Contract Value:

Restrictions on the Plan — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund

•	Any transfer of assets from the Fund directly into a competing investment option

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions

•	Complete or partial termination of the Plan or its merger with another plan

6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Wells Fargo Bank. Wells Fargo Bank is the Trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2011 and 2010, the Plan held 94,192 and 100,705 shares, respectively, of common stock of Fossil, Inc. the sponsoring employer. During the year ended December 31, 2011, the Plan recorded dividend income of $333,531.

7. FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by Wells Fargo. Wells Fargo received an opinion letter from the Internal Revenue Service (IRS), dated March 31, 2008, which states that the prototype document satisfies the applicable provisions of the Code. The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income tax has been included in the Plan’s financial statements.

During the Plan year, the Plan had certain operational and administrative issues occur. In order to prevent the Plan from incurring a qualification defect, the Plan’s Sponsor is in the process of taking the necessary corrective action in accordance with the acceptable correction methods of the Employee Plans Compliance Resolution System (EPCRS). The Plan Sponsor believes the Plan has maintained its tax-exempt status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the relevant taxing authority. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

8. NET ASSET VALUE (NAV) PER SHARE

The following tables for December 31, 2011 and 2010 set forth a summary of the Plan’s investments with a reported NAV.

	Fair Value Estimated Using Net Asset Value per Share December 31, 2011
Investment	Fair Value *	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Wells Fargo Stable Return Fund (a)	$14,055,288	$—	Immediate	None	None
Wells Fargo Enhanced Stock Market Fund (b)	1,889,548		Immediate	None	None
Delaware High-Yield Opportunities Investment (c )	1,017,060	—	Immediate	None	None
PIMCO Total Return Fund (d)	1,755,729		Immediate	None	None
T. Rowe Price Retirement Income (f)	177,622	—	Immediate	None	None

Total	$18,895,247	$—

	Fair Value Estimated Using Net Asset Value per Share December 31, 2010
Investment	Fair Value *	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Wells Fargo Stable Return Fund (a)	$12,223,324	$—	Immediate	None	None
Wells Fargo Enhanced Stock Market Fund (b)	794,571		Immediate	None	None
PIMCO Total Return Fund (d)	1,458,808		Immediate	None	None
Goldman Sachs High Yield Class A (e )	774,597	—	Immediate	None	None

Total	$15,251,300	$—

*	The fair values of the investments have been estimated using the net asset value of the investment.

(a)	The Wells Fargo Stable Return Fund seeks to invest in guaranteed income contracts, guaranteed investment contracts, and group annuity contracts issued by insurance companies to provide high income return and the preservation of principal.

(b)	The Wells Fargo Enhanced Stock Market Fund seeks to invest in common stocks or stock index futures to replicate the movements of the Standards & Poor’s (S&P) 500 Index.

(c)	The Delaware High Yield Opportunities Investment fund seeks total return with current income; high current income is a secondary consideration. The fund normally investments at least 80% of net assets in fixed-income securities rated at the time of purchase BBB- or lower by S&P or other similar ratings.

(d)	The PIMCO Total Return Fund seeks to invest in debt securities to provide a total return consistent with the preservation of capital.

(e)	The Goldman Sachs High Yield Class A fund seeks to invest in fixed-income securities to provide current income and capital appreciation.

(f)	The T. Rowe Price Retirement Income investment seeks the highest total return over time consistent with an emphasis on both capital growth and income. The fund invests in a diversified portfolio of other T. Rowe Price stock and bonds funds that represent various asset classes and sectors.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of December 31, 2011 and 2010, is as follows:

	December 31, 2011	December 31, 2010
Net assets available for benefits per the financial statements	$49,952,237	$45,593,208
Less: Employer contributions receivable at end of year	(4)	(47,605)
Less: Employee contributions receivable at end of year	(30)	(172,878)
Add: Adjustment from contract value to fair value for fully benefit- responsive investment contracts	359,717	268,252

Net assets available for benefits per Form 5500	$50,311,920	$45,640,977

For the year ended December 31, 2011, the following is a reconciliation of contributions per the financial statements to the Form 5500:

	Employer	Employee
Contributions per the financial statements	$1,493,410	$5,179,957
Less: Contributions receivable at end of year	(4)	(30)
Add: Contributions receivable at beginning of year	47,605	172,878

Contributions per Form 5500	$1,541,011	$5,352,805

For the year ended December 31, 2011, the following is a reconciliation of net investment income (loss) and interest from notes receivable from participants per the financial statements to the total investment gain per Form 5500:

Interest and dividends income per the financial statements	$458,670
Interest from notes receivable from participants per the financial statements	54,502
Net depreciation in fair value of investments per the financial statements	(590,242)
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contract-2010	(268,252)
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contract-2011	359,717

Total investment gain per Form 5500	$14,395

10. SUBSEQUENT EVENTS

Effective January 1, 2012, Fossil, Inc. increased its 401(k) matching contribution to $0.50 for every $1.00 contributed, up to 6% of the employee’s eligible compensation, subject to Plan limitations described in Footnote 1. Fossil, Inc. also changed Plan eligibility from one year of service to three months of service with at least 250 hours. In addition, participants are now able to invest in a Roth 401(k). The Roth 401(k) feature allows participants to save money on an after-tax basis.

* * * * * *

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

Plan Number: 002

Employer Number: 75-2018505

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issue	(c) Description of Investment	(e) Current Value
	Mutual Funds:
	Delaware High-Yield Opportunities Inv	Mutual Fund	$1,017,060
	PIMCO Total Return/Inst	Mutual Fund	1,755,729
	T. Rowe Price Ret Income	Mutual Fund	177,622
	American Funds Growth R6	Mutual Fund	4,543,302
	Fidelity Adv Small Cap/A	Mutual Fund	1,061,945
	Fidelity Contrafund	Mutual Fund	139,082
	Harbor International/Inst	Mutual Fund	1,280,633
	Invesco Van Kampen Comstock Fund Y	Mutual Fund	1,140,119
	Janus Overseas Fund Class I	Mutual Fund	368,894
	MFS International New Discovery R4	Mutual Fund	1,425,225
	MSIF Mid Cap Growth/I	Mutual Fund	1,422,205
	Perkins Mid Cap Value Fund Class I	Mutual Fund	1,041,419
	T. Rowe Price Retire 2030	Mutual Fund	1,091,916
	T. Rowe Price Retire 2040	Mutual Fund	956,791
	T. Rowe Price Retire 2050	Mutual Fund	1,305,396
	Thornburg Intl Value/R5	Mutual Fund	1,157,382
	Vanguard Reit Index Signal	Mutual Fund	34,580
	Invesco Van Kampen Equity & Inc Fund Y	Mutual Fund	3,536,146
	T. Rowe Price Retire 2010	Mutual Fund	482,318
	T. Rowe Price Retire 2020	Mutual Fund	822,595
*	Wells Fargo Adv. Spec Small Cap Value I	Mutual Fund	1,003,502

	Common Stock:
*	Fossil, Inc.	Common Stock	7,475,077

	Common Collective Trusts:
*	Wells Fargo Stable Return Fund	Common Collective Trust Fund	14,055,288
*	WF Enhanced Stock Market Fund G	Common Collective Trust Fund	1,889,548
		Loans to participants with interest rates ranging from 4.25% to 9.25% and maturity dates ranging from 2012 to 2016	1,284,806

	Total Investments		$50,468,580

*	Party-in-interest

See independent auditor's report.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 33-65980 of Fossil, Inc. on Form S-8 of our report dated June 22, 2012, relating to the financial statements and financial statement schedule of Fossil, Inc. Savings and Retirement Plan, appearing in this Annual Report on Form 11-K of the Fossil, Inc. Savings and Retirement Plan for the year ended December 31, 2011.

/s/ Deloitte & Touche LLP

Dallas, Texas

June 22, 2012

SIGNATURES

The Plan. Pursuant to the requirements of Securities Exchange Act of 1934, Fossil (which administers the Plan) has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

/S/ MIKE L. KOVAR
Mike L. Kovar, Member of the Investment Committee

Date: June 22, 2012

Exhibit Index

Exhibit Number	Document Description

23	Consent of Deloitte & Touche LLP (as contained on page 13)